PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED FEBRUARY 9, 2001
AS PREVIOUSLY AMENDED ON MARCH 5, 2001
AND SUPPLEMENTED ON MARCH 22, 2001, APRIL 25, 2001
MAY 10, 2001, JUNE 13, 2001, JUNE 29, 2001 and AUGUST 8, 2001	FILED PURSUANT TO RULE 424(B)(3) FILE NUMBER 333-54316

CALYPTE BIOMEDICAL CORPORATION

WARRANT FOR 1,000,000 SHARES OF COMMON STOCK

    You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

    On July 31, 2001 and August 3, 2001, we issued notices to Townsbury Investments Limited ("TIL") in connection with the Stock Purchase Warrant (the "Warrant") that we had issued on January 24, 2001 to TIL to purchase up to 1,000,000 shares of the Company's common stock (the "Warrant Shares"). We had issued the Warrant to TIL in connection with the common stock purchase agreement dated November 2, 2000, subsequently amended January 24, 2001, evidencing a standby equity-based credit facility between us and TIL. The notices reduced the exercise price of the Warrant from $1.55 per share to $0.20 per share for a limited period of time pursuant to the repricing clause in the Warrant. The exercise price for 300,000 shares was reduced for a period of twenty business days commencing on July 31, 2001. The exercise price for the remaining 700,000 shares was reduced for a period of twenty business days commencing on August 3, 2001. The exercise price of any Warrant Shares that are not exercised before the repricing periods lapse will return to the original $1.55 per share price. On August 2, 2001, TIL exercised the Warrant for purchase of the initial 300,000 shares that had been repriced at $0.20 per share. On August 8, 2001, TIL exercised the Warrant for purchase of an additional 300,000 shares that had been repriced at $0.20 per share.

    The attached prospectus relates to the resale of shares acquired by TIL pursuant to the stock purchase agreement and the Warrant. Because TIL may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

    We will not receive any of the proceeds from this sale of the Warrant Shares by TIL. However, we will receive the sale price of Warrant Shares sold to TIL. We expect to use the proceeds of this sale of common stock for general corporate purposes.

    This Prospectus Supplement is incorporated by reference into the Prospectus, and all terms used herein shall have the meaning assigned to them in the Prospectus. See "Risk Factors" beginning on page 5 of the accompanying prospectus, and on page 26 of our annual report on Form 10-K for the year ended December 31, 2000, which is being delivered to you with the accompanying prospectus, for a description of certain factors that should be considered by prospective Investors.

    These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 8, 2001.